UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)

                        G. WILLI-FOOD INTERNATIONAL LTD.
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                                (Name of Issuer)

                Ordinary Shares, nominal value NIS 0.10 per share
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                         (Title of Class of Securities)

                                    M52523103
                                 ---------------
                                 (CUSIP Number)

                               4 Nahal Harif St.,
                               Yavne 81224, Israel
                             Attention: Zwi Williger
                            Telephone: 972-8-932-1000

                                 with a copy to:

               Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
                               One Azrieli Center
                             Tel Aviv 67021, Israel
                            Attn: Perry Wildes, Adv.
                                 972-3-607-4444
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   Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications

                                   See Item 1
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]


                                Page 1 of 9 Pages

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   CUSIP No.:  M52523103           SCHEDULE 13D      Page 2 of 9 Pages
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Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No.:  M52523103           SCHEDULE 13D      Page 3 of 9 Pages
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--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Willi-Food Investments Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
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                   7    SOLE VOTING POWER
                        -0-
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            7,122,137 Ordinary Shares
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        7,122,137 Ordinary Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,122,137 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     69.36%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

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   CUSIP No.:  M52523103           SCHEDULE 13D      Page 4 of 9 Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        84,655 Ordinary Shares (see Item 5)
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            7,122,137 Ordinary Shares
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               84,655 Ordinary Shares (see Item 5)
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        7,122,137 Ordinary Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,206,792 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     70.19%
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14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

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   CUSIP No.:  M52523103           SCHEDULE 13D      Page 5 of 9 Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zwi Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        518,238 Ordinary Shares (see Item 5)
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            7,122,137 Ordinary Shares
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               518,238 Ordinary Shares (see Item 5)
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        7,122,137 Ordinary Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,640,375 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

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   CUSIP No.:  M52523103            SCHEDULE 13D     Page 6 of 9 Pages
-------------------------------                      ---------------------------

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 17 (the "AMENDMENT") amends and supplements the Schedule 13D dated October 7, 2002, as amended (the "SCHEDULE 13D"), originally filed with the Securities and Exchange Commission by Willi-Food Investments Ltd. ("WIL"), Mr. Zwi Williger ("ZW") and Mr. Joseph Williger ("JW", and together with WIL and ZW, the "REPORTING PERSONS").

     The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the "ORDINARY SHARES"), of G. Willi-Food International Ltd. (the "ISSUER"), an Israeli corporation with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel. Except as provided herein, none of the information reported in the Schedule 13D has been modified and the information reported therein is true and correct as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of Schedule 13D, "Source and Amount of Funds or Other Consideration" is amended by adding the following paragraph:

     The personal funds of JW were used to acquire 39,300 shares of the Issuer. The personal funds of ZW were used to acquire 79,068 shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D, "Interest in Securities of the Issuer" is amended and restated to read as follows:

     (a) As of June 15, 2009, (i) WIL beneficially owned 7,122,137 Ordinary Shares, equal to approximately 69.36% of the total number of Ordinary Shares outstanding as of that date; (ii) JW beneficially owned 7,206,792 Ordinary Shares, equal to approximately 70.19% of the total number of Ordinary Shares outstanding as of that date; and (iii) ZW beneficially owned 7,640,375 Ordinary Shares, equal to approximately 74.41% of the total number of Ordinary Shares outstanding as of that date.

     (b) As of June 15, 2009, WIL, ZW, and JW have shared voting and dispositive power over 7,122,137 Ordinary Shares that are beneficially owned by them. JW has sole voting and dispositive power over 84,655 Ordinary Shares. ZW has sole voting and dispositive power over 518,238 Ordinary Shares. WIL, JW, and ZW have no agreement to act as a group with respect to the shares beneficially owned by the other.

     (c) The following table sets forth all of the transactions in Ordinary Shares by each of the Reporting Persons since the filing of Amendment No. 16 to the Schedule 13D dated May 26, 2009:

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   CUSIP No.:  M52523103            SCHEDULE 13D     Page 7 of 9 Pages
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
                        PURCHASE OF        PURCHASE OF       PURCHASE OF
                      ORDINARY SHARES    ORDINARY SHARES   ORDINARY SHARES
       DATE               BY WIL              BY JW             BY ZW        PRICE PER SHARE *
-------------------- ------------------ ------------------ ----------------- ------------------
     05/26/09                         -                  -             1,400      US $2.00
     05/28/09                         -             18,800             6,812      US $2.07
     05/29/09                         -              4,200                 -      US $2.05
     05/29/09                         -                  -             1,692      US $2.10
     06/01/09                         -                100                 -      US $2.06
     06/01/09                         -                  -             8,130      US $2.12
     06/02/09                         -              3,600            11,500      US $2.14
     06/03/09                         -              3,900                 -      US $2.16
     06/03/09                         -                  -             6,300      US $2.14
     06/04/09                         -                  -             2,500      US $2.15
     06/05/09                         -              6,300                 -      US $2.19
     06/08/09                         -                  -             3,186      US $2.15
     06/09/09                         -                  -               800      US $2.14
     06/10/09                         -                  -            24,282      US $2.25
     06/11/09                         -                  -             9,581      US $2.25
     06/12/09                         -                  -             2,885      US $2.25
     06/12/09                         -              2,400                 -      US $2.20

----------

*    Expressed in U.S. dollars before brokers' commission.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
                            SIGNATURES ON NEXT PAGE]

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   CUSIP No.:  M52523103            SCHEDULE 13D     Page 8 of 9 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: June 15, 2009                             Willi-Food Investments Ltd.


                                                 By: /s/ Joseph Williger
                                                 -----------------------
                                                 Joseph Williger
                                                 Chairman


Dated: June 15, 2009                             By: /s/ Joseph Williger
                                                 -----------------------
                                                 Joseph Williger


Dated: June 15, 2009                             By: /s/ Zwi Williger
                                                 --------------------
                                                 Zwi Williger

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   CUSIP No.:  M52523103                             Page 9 of 9 Pages
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                                   SCHEDULE 1

     Set forth below are the names of the directors and executive officers of Willi-Food Investments Ltd. and their present business addresses, principal occupation or employment and citizenship.

Name of Director                Business address                Principal Occupation             Citizenship
----------------                ----------------                --------------------             -----------
Joseph Williger                 4 Nahal Harif St.,              Chief Executive Officer and      Israel
                                Yavne 81224, Israel             Director

Zwi Williger                    4 Nahal Harif St.,              Chief Operating Officer and      Israel
                                Yavne 81224, Israel             Director

Gil Hochboim                    4 Nahal Harif St.,              Vice President                   Israel
                                Yavne 81224, Israel

Ety Sabach                      4 Nahal Harif St.,              Chief Financial Officer          Israel
                                Yavne 81224, Israel

Israel Adler                    18 Alterman St.,                Lawyer                           Israel
                                Kefar Saba Israel

Sigal Grinboim                  7 Barazani St.,                 CPA                              Israel
                                Tel-Aviv Israel

Shmuel Mesenberg                15 Hafetz Mordechai St.,        Director                         Israel
                                Petah Tikva Israel